AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 16, 2002
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)
                             TENDER OFFER STATEMENT
                      UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934.

                                 AMENDMENT NO. 3

                               DELTA APPAREL, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                               DELTA APPAREL, INC.
                        (NAME OF FILING PERSON (ISSUER))

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    247368103
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                               HERBERT M. MUELLER
                               DELTA APPAREL, INC.
                        2750 PREMIERE PARKWAY, SUITE 100
                                DULUTH, GA 30097
                                 (678) 775-6900
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
         RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                    COPY TO:
                              ERIC K. GRABEN, ESQ.
                     WYCHE, BURGESS, FREEMAN & PARHAM, P.A.
                         44 EAST CAMPERDOWN WAY (29601)
                               POST OFFICE BOX 728
                            GREENVILLE, SC 29602-0728
                                 (864) 242-8200

                            CALCULATION OF FILING FEE

------------------------------------------------------------ ---------------------------------------------------------
                   Transaction Valuation                                       Amount of Filing Fee
                       $7,700,000.00                                                 $1,540.00
------------------------------------------------------------ ---------------------------------------------------------

*Calculated solely for the purpose of determining the filing fee, based upon the purchase of 350,000 shares at $22 per share.

___ CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

       Amount Previously Paid:         $1,540.00
       Form or Registration No.:       Schedule TO
       Filing Party:                   Issuer
       Date Filed:                     December 7, 2001

___ CHECK BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

       Check the appropriate boxes to designate any transactions to which this statement relates:

       ___    THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.
       ___    ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.
       ___    GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.
       ___    AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

       Check the following box if the filing is a final amendment reporting the results of the tender offer. ?

--------------------------------------------------------------------------------

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed on December 7, 2001, as amended by Amendment No. 1 filed on December 18, 2001 and Amendment No. 2 filed on December 31, 2001, by Delta Apparel, Inc., a Georgia corporation (the "Company"), relating to an offer by the Company to purchase up to 350,000 shares of its Common Stock, $0.01 par value per share (the "Shares"), as provided in the Company's Offer to Purchase dated December 7, 2001, as amended on December 18, 2001 and December 31, 2001 (the "Offer to Purchase"), at a purchase price not greater than $22.00 nor less than $19.00 net per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, which together constitute the "Offer." Copies of the Offer to Purchase and the Letter of Transmittal are Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.

The information in the Offer is hereby incorporated by reference in response to all items in this Schedule TO as amended by Amendments No. 1 and 2 and this Amendment No. 3 thereto.

ITEM 4.  TERMS OF THE TRANSACTION.

The tender offer expired at 5:00 p.m., New York City time, on January 10, 2002. A total of 338,171 Shares were validly tendered, not properly withdrawn, and accepted for purchase by the Company at a purchase price of $22 per Share.

ITEM 12.  MATERIAL TO BE FILED AS EXHIBITS

(a)(5)(iv) Text of Press Release issued by Company dated January 11, 2002.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                DELTA APPAREL, INC.


                                By:  /s/ Herbert M. Mueller
                                     ---------------------------------------
                                     Herbert M. Mueller
                                     Vice President & Chief Financial Officer

Dated:  January 16, 2002




                                  EXHIBIT INDEX

(a)(5)(iv) Text of Press Release issued by Company dated January 11, 2002.





                               EXHIBIT (A)(5)(IV)

January 11, 2002  Press Release

Delta Apparel Self-Tender Completed

DULUTH, Ga. --(BUSINESS WIRE)--January 11, 2002--Delta Apparel, Inc.(AMEX:DLA) announced that its tender offer for up to 350,000 shares of its common stock expired at 5:00 PM New York time on January 10, 2002. The preliminary results show that a total of 338,461 shares were tendered (including 36,204 shares subject to guaranteed delivery) and, based upon such results, Delta Apparel will purchase all shares tendered. The purchase price will be $22.00 per share. Payment will be made on or about January 18, 2002. The final number of shares tendered will be determined after all transmittal documents have been processed and will be reported in an amendment to Delta Apparel's Schedule TO-I to be filed with the Securities and Exchange Commission.

Delta Apparel, Inc. is a vertically integrated manufacturer and marketer of high quality knit apparel. The Company specializes in selling undecorated T-shirts, golf shirts and tank tops to distributors, screen printers and private label accounts. Delta Apparel has operations in five states, two company-operated sewing facilities in Honduras and one company-operated sewing facility in Mexico. The Company employs about 2,600 worldwide.

CONTACT: Delta Apparel, Inc.
Herb Mueller, 678-775-6948